Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

1.25 Year Autocallable Contingent Coupon Equity Linked Securities Linked to the Worst of QQQ and SPY

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	Invesco QQQ Trust℠, Series 1 (ticker: "QQQ") and SPDR S&P 500 ETF Trust (ticker: "SPY")
Pricing date:	February 23, 2021
Valuation date:	May 23, 2022
Maturity date:	May 26, 2022
Observation periods:	Each observation period will consist of each day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each day from but excluding the pricing date to and including the first observation period end-date.
Observation period end-dates:	Monthly
Contingent coupon:	7.00% per annum, paid monthly only if a coupon barrier event has not occurred during the related observation period. You are not assured of receiving any contingent coupon.
Coupon barrier event:	A coupon barrier event will occur with respect to an observation period if the closing value of any underlying is less than its coupon barrier value on any trading day for that underlying during that observation period.
Coupon barrier:	65% of its initial underlying value, for each underlying
Knock-in value:	65% of its initial underlying value, for each underlying
Knock-in event:	The closing value of any underlying is less than its knock-in value on any day during any observation period
Equity ratio:	For each underlying, the stated principal amount divided by its initial underlying value
Automatic early redemption:	If on any autocall date the closing value of the worst performer is above its initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Monthly on observation period end-dates beginning after six months
CUSIP / ISIN:	17328NEC8 / US17328NEC83
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the valuation date
Underlying return:	For each underlying on any observation period end-date, (current closing value - initial underlying value) / initial underlying value
Worst performer:	On any observation period end-date, the underlying with the lowest underlying return
Payment at maturity (if not autocalled):	• If the final underlying value of the worst performer on the valuation date is **greater than or equal to** its initial underlying value: $1,000 • If the final underlying value of the worst performer on the valuation date is **less than** its initial underlying value and a knock-in event **has not** occurred: $1,000 • If the final underlying value of the worst performer on the valuation date is **less than** its initial underlying value and a knock-in event **has** occurred: a fixed number of underlying shares of the worst performer on the valuation date equal to its equity ratio (or, if we elect, the cash value of those shares based on its final underlying value) If the securities are not automatically redeemed prior to maturity, the final underlying value of the worst performer on the valuation date is less than its initial underlying value and a knock-in event has occurred, you will receive underlying shares (or, in our sole discretion, cash) expected to be worth less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated February 17, 2021

* Assumes the interim observation period end-date is also an autocall date.

** Assumes that the closing value of the worst performing underlying on the valuation date is the same on the valuation date and maturity date.

Hypothetical Interim Payment per Security

Hypothetical Worst Underlying Return on Interim Observation Period End-Date	Hypothetical Payment for Interim Observation Period End-Date if Coupon Barrier Event Has Not Occured	Hypothetical Payment for Interim Observation Period End-Date if Coupon Barrier Event Has Occured	Hypothetical Redemption*
100.00%	$1,005.833	$1,000.00	Redeemed
50.00%	$1,005.833	$1,000.00	Redeemed
25.00%	$1,005.833	$1,000.00	Redeemed
0.00%	$1,005.833	$1,000.00	Redeemed
-10.00%	$5.833	$0.00	Securities not redeemed
-25.00%	$5.833	$0.00	Securities not redeemed
-35.00%	$5.833	$0.00	Securities not redeemed
-35.10%	N/A	$0.00	Securities not redeemed
-50.00%	N/A	$0.00	Securities not redeemed
-100.00%	N/A	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security**

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Worst Underlying Return on Valuation Date	Hypothetical Payment at Maturity if Knock-in Event Has Not Occurred	Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity if Knock-in Event Has Occurred
100.00%	$1,000.00	$1,000.00
75.00%	$1,000.00	$1,000.00
50.00%	$1,000.00	$1,000.00
25.00%	$1,000.00	$1,000.00
0.00%	$1,000.00	$1,000.00
-15.00%	$1,000.00	$850.00
-35.00%	$1,000.00	$650.00
-35.10%	N/A	$649.00
-50.00%	N/A	$500.00
-100.00%	N/A	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value of the worst performer on the valuation date. If the final underlying value of the worst performer on the valuation date is less than its initial underlying value and a knock - in event has occurred, meaning that the closing value of at least one of the underlyings was less than its knock - in value on at least one day from the pricing date through the valuation date , you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the worst performer on the valuation date (or, in our sole discretion, cash based on its final underlying value) expected to be worth less than the stated principal amount, and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • You will not receive any contingent coupon for any observation period during which a coupon barrier event occurs. • The contingent coupon payments are contingent on the closing value of each underlying on each trading day throughout the observation periods. • The return on the securities depends solely on the performance of the worst performer. As a result, t he securities are subject to the risks of each of the underlyings and will be negatively affected if any one performs poorly. • You will be subject to risks relating to the relationship among the underlyings. The less correlated the underlyings, the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the worst performer performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlyings. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement , prospectus supplement and prospectus in those registration statements (File Nos. 333 - 224495 and 333 - 224495 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.